UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Introductory Explanatory Note

On November 27, 2024, the Board of Directors (the “Board”) of Procaps Group, S.A. (the “Company”) approved the issuance, through a private offering or offerings (the “Offering”) exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), of up to $100 million in securities in the form of ordinary shares of the Company (“Ordinary Shares”) or securities convertible into Ordinary Shares. In connection with such approval, on November 29, 2024 (the “Effective Date”), the Company entered into a Secured Convertible Note Subscription Agreement (the “NSA”) with Hoche Partners Pharma Holdings S.A., an entity controlled by Alejandro Weinstein (“Hoche”), pursuant to which the Company may issue up to $40 million in Secured Convertible Notes (the “Convertible Notes”) to Hoche pursuant to the terms and conditions therein, of which an aggregate of $20 million in Convertible Notes were issued on November 29, 2024. The NSA and Convertible Notes are described further below.

In connection with the Company’s entry into the NSA, the Company entered into various ancillary agreements described below. The transactions contemplated by the NSA and ancillary agreements described below (the “Transaction Documents”) are collectively referred to herein as the “Transactions.”

The sale and issuance of the initial Convertible Note pursuant to the NSA has not been, and any future sale and/or issuance of Convertible Notes and/or Ordinary Shares in connection with the Transactions will not be, registered under the Securities Act or any state securities laws. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this Report on Form 6-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein or therein.

Note Subscription Agreement and Convertible Notes

As disclosed above, on November 29, 2024, the Company and Hoche entered into the NSA. In connection therewith, the Company issued to Hoche a Convertible Note in principal amount of $20 million (the “Initial Note”).

Pursuant to the NSA, Hoche has the obligation to subscribe for and purchase an additional Convertible Note in principal amount of $20 million on or prior to December 31, 2024 (the “Second Note”); provided that in the event that other third-party investors subscribe for and purchase Ordinary Shares in an aggregate amount in excess of $35,000,000 (such amount in excess of $35,000,000, the “Excess Amount”), and consummate such investments prior to December 27, 2024, Hoche shall have the option (but not the obligation) to reduce the principal amount of the Second Note by an amount not to exceed the Excess Amount. There can be no assurances that any third-party investors will subscribe for or purchase any Ordinary Shares in connection with the Offering.

The Convertible Notes bear interest at an annual rate of 8.50%, payable in-kind, quarterly in arrears, and mature on June 30, 2025. All accrued and unpaid interest due at the end of each such quarterly period shall be paid in kind by capitalizing such interest and adding it to (and thereby increasing) the then-outstanding principal amount of the Convertible Notes. Other key terms of the Convertible Notes, including those related to the conversion thereof, follow:

Conversion

Certain Definitions related to Conversion

“Conversion Amount” means, with respect to the Initial Note, the original principal amount of the Initial Note, and with respect to the Second Note, the original principal amount of the Second Note (for the avoidance of doubt, the Conversion Amount shall not include any capitalized or accrued and unpaid interest on the Convertible Notes).

“Conversion Price” means (a) in the event no Triggering Event occurs, a conversion price per Ordinary Share of $0.75, or (b) in the event any Triggering Event occurs, a conversion price per Ordinary Share of $0.50.

“Triggering Event” means: (a) the Company is finally delisted from Nasdaq or (b) the trading of the Ordinary Shares on Nasdaq is suspended (even if temporarily for any period of time and later reinstated), in each case of (a) and (b), exclusively as a result of either:

(i) the Company’s failure to file its Annual Report on Form 20-F for the year ended December 31, 2023, as stated on the notice received by the Company on November 13, 2024 from the Listing Qualifications Department of Nasdaq, within any extended time period granted by the Nasdaq Hearings Panel; or

(ii) the Company being in violation of any applicable Nasdaq Listing Rule and receiving any delinquency notice from Nasdaq prior to December 31, 2026, as a result of any actions taken by management or the board of directors of the Company prior to the Effective Date.

For the avoidance of doubt, a Triggering Event shall not include or be deemed to occur in connection with any temporary trading halt that may be imposed by Nasdaq as a result of a major news announcement or stock price fluctuations, imbalance of buy and sell orders, or any stock price circuit breakers.

Optional Conversion

In the event the Convertible Notes have not automatically converted as described below, at any time prior to maturity, the Convertible Notes are convertible, at the option of Hoche, into (a) the Warrant (as defined below) and (b) a number of Ordinary Shares equal to the quotient obtained by dividing (i) the Conversion Amount by (ii) the Conversion Price, rounded down to the nearest whole Ordinary Share (collectively, the “Conversion Consideration”).

Automatic Conversion

In the event the Convertible Notes have not converted at the option of Hoche as described above, the Convertible Notes shall automatically convert into the Conversion Consideration in the event that other third-party investors subscribe for and purchase Ordinary Shares in an aggregate amount of no less than $35,000,000 in connection with the Offering.

Post-Conversion Adjustment

If a Triggering Event occurs following the conversion of the Convertible Notes, the Company shall issue to Hoche an additional number of Ordinary Shares equal to the difference between (i) an amount equal to the quotient of the Conversion Amount divided by $0.50, and (ii) an amount equal to the number of Ordinary Shares previously issued upon conversion of the Convertible Notes.

Warrant

Upon conversion of the Convertible Notes (whether at the election of Hoche or automatically), the Company shall issue a warrant (the “Warrant”) to Hoche for a face amount equal to the product obtained by multiplying (i) the Conversion Amount by (ii) by 0.25 (the “Warrant Amount”). The Warrant may be exercised in whole or in part to purchase a number of Ordinary Shares equal to the quotient obtained by dividing the Warrant Amount by the Exercise Price (as defined below). The exercise price per Ordinary Share issued pursuant to the Warrant shall be $0.75; provided that in the event a Triggering Event occurs, the exercise price shall be $0.50 (the “Exercise Price”). If a Triggering Event occurs after the date any Ordinary Shares have been purchased and issued under the Warrant, the Company shall issue to the holder of the Warrant an additional number of Ordinary Shares equal to the difference between: (A) the aggregate Exercise Price of all Ordinary Shares purchased and issued under the Warrant as of immediately prior to the occurrence of such Triggering Event, divided by $0.50, and (B) the total number of Ordinary Shares purchased and issued under the Warrant as of immediately prior to the occurrence of such Triggering Event.

Security

The Company’s obligations under the Convertible Notes and other related agreements are secured by a first priority security interest in favor of Hoche in all of the issued and outstanding equity interests of Crynssen Pharma Group Ltd, a private limited liability company registered and incorporated under the laws of Malta and direct subsidiary of the Company (“Crynssen,” and such equity interests, the “Collateral”), granted pursuant to that certain Share Pledge Agreement, dated as of November 29, 2024 (the “Pledge Agreement”), by and among the Company, Hoche and Crynssen. The NSA contains a covenant that limits the Company’s ability to place liens on the Collateral or on any other equity interests of its direct or indirect subsidiaries, subject to customary exceptions.

Events of Default

The Convertible Notes provide for customary events of default which include (subject in certain cases to customary grace and cure periods), among others: (i) nonpayment of principal or interest; (ii) breach of covenants or other agreements in the Convertible Notes, the NSA or the Pledge Agreement; (iii) material breach by the Company of any representation or warranty contained in the NSA; (iv) any of the Convertible Notes, the NSA or the Pledge Agreement is suspended, revoked or terminated or for any reason cease to be valid and binding or in full force and effect, the performance by the Company of any of its obligations under such agreements shall become unlawful, or the validity of any such agreements shall be contested by the Company; (v) any lien or pledge provided in the NSA, the Convertible Notes or the Pledge Agreement shall cease to exist once perfected or shall cease to give Hoche a perfected security interest on the Collateral; (vi) the Company or any of its direct or indirect subsidiaries is in default in the performance of or compliance with any term of any evidence of any indebtedness in an aggregate outstanding principal amount of at least $7,500,000 or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such indebtedness has become, or has been declared, due and payable before its stated maturity or before its regularly scheduled dates of payment; and (iv) certain events of bankruptcy or insolvency.

The foregoing descriptions of the NSA, the Initial Note, the Pledge Agreement and the Warrant are only summaries and are qualified in their entirety by reference to the full text of the NSA, the Initial Note, the Pledge Agreement and the form of Warrant, which are filed as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this Report on Form 6-K and incorporated herein by reference.

In addition, on December 3, 2024, the Company issued a press release announcing the foregoing, which is filed as Exhibit 99.5 to this Report on Form 6-K.

Termination of Nomination Agreement; Shareholder Nomination Agreement

In connection with the Transactions, the Company, Hoche, Caoton Company, S.A., acting as trustee to the Sognatore Trust, (“Sognatore”), Commonwealth Trust Company, acting as trustee to the Simphony Trust (“Simphony”) and Commonwealth Trust Company, acting as trustee of the Deseja Trust (“Deseja” and together with Sognatore and Simphony, the “Minski Trusts”) agreed to terminate that certain nomination agreement, dated as of September 29, 2021 (the “Original Nomination Agreement”). The Minski Trusts are ultimately controlled by the Minski family, including Jose Minski, current Chairman of the Board, and Ruben Minski, the Company’s former Chief Executive Officer, former Chairman of the Board and a former director. Pursuant to the Original Nomination Agreement, the Minski Trusts had the right to propose for appointment a majority of the Board.

On November 29, 2024, in connection with the termination of the Original Nomination Agreement, Hoche, Alejandro Weinstein (together with Hoche, the “Hoche Parties”) and the Minski Trusts entered into a shareholder nomination and voting agreement (the “Shareholder Nomination Agreement”), pursuant to which, among other things, the parties thereto agreed to vote their Ordinary Shares at the first annual general meeting of shareholders of the Company following the date thereof (“Annual Meeting”) to (A) replace Kyle P. Bransfield, Luis Fernando Castro, Sandra Sanchez y Oldenhage, and Roberto Albisetti with the following individuals: (i) Alejandro Weinstein, (ii) Nicolas Weinstein, (iii) Ernesto Carrizosa, and (iv) Jose Frugone and (B) to reelect the following existing directors: Alberto Eguiguren Correa, Jose Minski and David Yanovich Wancier (the director nominees collectively in clauses (A) and (B), the “Initial Directors”).

Following the Annual Meeting, in connection with any future meetings of shareholders of the Company at which directors are to be elected, the parties to the Shareholder Nomination Agreement agreed to use reasonable best efforts to propose for appointment or re-appointment (A) three individuals designated by Hoche (the “Hoche Nominees), (B) one individual designated by the Minski Trusts (the “Minski Nominee”) and (C) three individuals who qualify as independent under applicable rules and mutually agreed upon by Hoche and the Minski Trusts (the “Independent Nominees”); provided that, the Shareholder Nomination Agreement contains additional provisions that, upon the occurrence of certain conditions, may result in the Hoche Parties and the Minski Trusts delegating their respective nomination rights with respect to the Independent Nominees to (i) with respect to up to two Independent Nominees, the first two third-party investors (if any) who purchase at least $15.0 million in Ordinary Shares in connection with the Offering and (ii) with respect to one Independent Nominee, certain existing lenders of the Company.

Additional Agreements

Debt Related Agreements

In connection with the Transactions, on November 29, 2024, the Company, the Minski Trusts and Olvi Investment Limited, an affiliate entity of the Minski Trusts (“Olvi”) entered into an agreement whereby Olvi agreed to transfer and contribute to the Company, on behalf and under the instructions of the Minski Trusts, all of its right, title and interest in and to that certain $5.0 million junior unsecured subordinated promissory note (the “Junior Note”) entered into on September 12, 2024 by and among Olvi, as lender, the Company, as borrower, and the Minski Trusts, who ultimately provided the funding to Olvi in connection with the Junior Note, to the Company, as a contribution to the shareholder equity of the Company. As result of such contribution, the parties agreed that the Company shall no longer be obligated to repay any outstanding indebtedness under the Junior Note.

In addition, on November 29, 2024, Procaps S.A., an indirect subsidiary of the Company, and Originates, Inc, an affiliate entity of the Minski Trusts (“Originates”) entered into an agreement whereby Originates agreed to reduce the outstanding amounts of accounts payable owed by Procaps S.A. to Originates by $2.2 million and treat such discounted $2.2 million as fully cancelled and no longer owed to Originates by Procaps S.A., the Company or any of its subsidiaries.

In consideration for the contribution and cancellation of the outstanding indebtedness under the Junior Note, discounting of, and reduction in, accounts payable owed to Originates by Procaps S.A. and other good and valuable consideration, the Company entered into the mutual release and non-disparagement agreement with the Minski Trusts discussed below.

Mutual Release and Non-Disparagement Agreements

In connection with the Transactions and in consideration for the debt relief described above, on November 29, 2024, the Company entered in a mutual release and non-disparagement agreement (the “Minski Release Agreement”) with the Minski Trusts, Jose Minski, Ruben Minski, Meyer Minski and Bricol International Corp., an affiliate of the Minski family (collectively, the “Minski Release Parties”). Pursuant to the terms of the Minski Release Agreement, the Company and the Minski Release Parties each released the other party from any claims that such party has or may have with respect to the matters being investigated by the Company’s Audit Committee in connection with its previously disclosed independent investigation. The Minski Release Agreement also contains a customary mutual non-disparagement provision.

In addition, in connection with the Transactions, on November 29, 2024, the Company entered in a mutual release and non-disparagement agreement (the “Hoche Release Agreement”) with Hoche. Pursuant to the terms of the Hoche Release Agreement, the Company and Hoche each released the other party from any claims that such party has or may have against the other party, except for any rights and obligations arising under or in connection with any of the Transaction Documents or any of the Transactions. The Hoche Release Agreement also contains a customary mutual non-disparagement provision.

Director Nominees and Board Changes

As previously disclosed by the Company on a Report on Form 6-K filed on November 27, 2024 (the “Shareholder Meeting 6-K”), the Company has announced that both an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) and an annual general meeting of shareholders (the “Annual General Meeting”) are to be held on Monday, December 16, 2024, at 7:00 p.m. (Luxembourg time). The record date for the determination of shareholders entitled to vote at each meeting was November 26, 2024.

In connection with the Shareholder Nomination Agreement, the Company shall seek shareholder approval such that the Initial Directors described above shall be appointed or re-appointed, as the case may be, as directors on the Board. In addition, on November 27, 2024, the Board approved, effective as of the conclusion of the Annual General Meeting, Jose Minski’s resignation as Chairman of the Board and the appointment of Alejandro Weinstein as Chairman of the Board. Additional information regarding the Initial Directors is included in the convening notice for the Annual Meeting, which is filed as Exhibit 99.1 to the Shareholder Meeting 6-K.

Forbearance Extension

As previously announced, the Company, Procaps S.A. and certain of their respective subsidiaries (collectively with the Company and Procaps S.A., the “Obligors”) had entered into forbearance agreements (collectively, the “Forbearance Agreements”) with respect to approximately $209 million of the Obligors’ financial indebtedness, each of which originally provided for a forbearance period expiring on October 25, 2024. As of the date hereof, the forbearance period under each of the Forbearance Agreements has been extended to January 31, 2025.

Certain Nasdaq Considerations

On November 21, 2024, the Company notified Nasdaq that it has elected to follow certain Luxembourg practices in lieu of the requirements of Nasdaq Listing Rule 5600, with the exception of those rules which are required to be followed pursuant to the provisions of Nasdaq Listing Rule 5615(a)(3).

Specifically, Nasdaq Listing Rule 5635 requires shareholder approval in connection with, among other things, (A) the issuance of securities in connection with an acquisition of the stock or assets of another company if (i) the issuance will result in the issuance of 20% or more of the voting power or number of shares of common equity outstanding prior to the proposed issuance or (ii) certain affiliates have a 5% interest (or 10% interest on a collective basis) in the company or assets proposed to be acquired, (B) an issuance of securities results in a change of control of the Company, (C) the issuance of securities in connection with a new or materially amended equity compensation plan and (D) certain private offerings of 20% or more of the Company’s common equity outstanding prior to the offering at a price below the Minimum Price (as defined in Nasdaq Listing Rule 5635(d)). The Company has chosen to follow Luxembourg law applicable to it with respect to shareholder approval in connection with issuance of securities in lieu of following Nasdaq Listing Rule 5635. Under Luxembourg law, the Company is generally not required to seek shareholder approval in connection with the issuance of securities in the contexts described above.

As required by Nasdaq Listing Rule 5615(a)(3), Procaps will also disclose in its next Annual Report on Form 20-F, each requirement of Listing Rule 5600 that it does not follow and describe the Luxembourg practice followed in lieu of such requirements.

In accordance with the foregoing, the Transactions and entry into the Transaction Documents did not require the approval of the Company’s shareholders.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Secured Convertible Note Subscription Agreement, dated as of November 29, 2024, by and between the Company and Hoche
99.2	Secured Convertible Note, dated as of November 29, 2024, by the Company in favor of Hoche
99.3	Share Pledge Agreement, dated as of November 29, 2024, by and among the Company, Hoche and Crynssen
99.4	Form of Warrant to be issued to Hoche
99.5	Press Release dated December 3, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ José Antonio Toledo Vieira
Name:	José Antonio Toledo Vieira
Title:	Chief Executive Officer

Dated: December 3, 2024